SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2.50% Senior Convertible Notes Due 2036

(Title of Class of Securities)

075811AD1 and 075811AC3

(CUSIP Number of Class of Securities)

Jeffrey D. Linton

Senior Vice President and General Counsel

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$219,416,000	$25,474

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the aggregate outstanding principal amount of the 2.50% Senior Convertible Notes due 2036 (the “Notes”) that were not subject to an irrevocable election to convert such Notes as of July 10, 2011.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Beckman Coulter, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 2.50% Senior Convertible Notes due 2036 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture (the “Base Indenture”), dated April 25, 2001, by and between the Company and Wells Fargo Bank, National Association, as successor Trustee (the “Trustee”); (2) the Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of December 15, 2006, by and between the Company and the Trustee; (3) the Fourth Supplemental Indenture (together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), dated as of June 30, 2011, by and between the Company and the Trustee; (4) the Notes; and (5) the Notice and Offer to Repurchase dated July 11, 2011 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Repurchase”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Repurchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Beckman Coulter, Inc. The address of the principal executive offices of the Company is 250 South Kraemer Blvd, Brea, California 92821. The telephone number of the Company at its principal executive offices is (714) 993-5321. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Notes” is incorporated herein by reference. As of July 10, 2011, there were $219,416,000 in aggregate principal amount of the Notes outstanding that were not subject to an irrevocable election to convert such Notes. Additionally, as a result of the merger on June 30, 2011 (the “Merger”) of Djanet Acquisition Corp., a Delaware corporation, with and into the Company with the Company surviving the Merger, there was one share of the Company’s common stock, $0.10 par value per share (“Common Stock”), outstanding, which is owned indirectly by Danaher Corporation, a Delaware corporation (“Danaher”).

(c) Trading Market and Price. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Notes – Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Offer to Repurchase is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company. Danaher, an affiliate of the Company, indirectly owns 100% of the Company’s common stock. The address of the principal executive offices of Danaher is 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037, and the telephone number at such principal executive offices is (202) 828-0850.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Repurchase under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase in the Offer,” “Right of Withdrawal,” “Payment for Tendered Notes,” “Notes Acquired,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Conditions of the Offer,” “Plans or Proposals of the Company,” “Agreements Involving the Company’s Securities,” “Material United States Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(b) Purchases. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indenture. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Company,” “Important Information Concerning the Offer – Information Concerning the Notes” and “Important Information Concerning the Offer – Agreements Involving the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Notes – The Company’s Current Obligation to Repurchase the Notes at the Option of the Holders” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Notes Acquired” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Payment for Tendered Notes” and “Important Information Concerning the Offer – Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company after making reasonable inquiry, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b) Securities Transactions. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Offer – Prohibition of Purchases of Notes by the Company and Its Affiliates” are incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders tendering Notes consists solely of cash, the Offer is not subject to any financing conditions, and the Offer is for all outstanding Notes.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the tender offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Notice and Offer to Repurchase dated July 11, 2011.*

(a)(5)	Announcement dated July 11, 2011.*

(b)	None.

(d)(1)	Senior Indenture, dated April 25, 2001, between Beckman Coulter, Inc. and Citibank, N.A. (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-3/A filed on April 26, 2001).

(d)(2)	Second Supplemental Indenture dated December 15, 2006 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(d)(3)	Fourth Supplemental Indenture dated June 30, 2011 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

(d)(4)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2011).

(d)(5)	Registration Rights Agreement, dated as of December 15, 2006, between Beckman Coulter, Inc. and Morgan Stanley & Co. Incorporated on behalf of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2011	Beckman Coulter, Inc.

	By:	/s/ Jeffrey D. Linton
	Name:	Jeffrey D. Linton
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Notice and Offer to Repurchase dated July 11, 2011.*

(a)(5)	Announcement dated July 11, 2011.*

(b)	None.

(d)(1)	Senior Indenture, dated April 25, 2001, between Beckman Coulter, Inc. and Citibank, N.A. (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-3/A filed on April 26, 2001).

(d)(2)	Second Supplemental Indenture dated December 15, 2006 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(d)(3)	Fourth Supplemental Indenture dated June 30, 2011 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

(d)(4)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2011).

(d)(5)	Registration Rights Agreement, dated as of December 15, 2006, between Beckman Coulter, Inc. and Morgan Stanley & Co. Incorporated on behalf of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(g)	None.

(h)	None.

*	Filed herewith.